KINGFISHER

Interim Report 2003

GROWTH IN STORE


castorama


BRICO
DEPOT


B&Q
WAREHOUSE
OPEN 7 DAYS A WEEK TO PUBLIC & TRADE

Financial highlights

Continuing operations[1][2]	2003 £m	2002 £m
Retail sales	**3,944**	3,422
Retail profit (before exceptionals and goodwill amortisation)	**335**	259
Profit before tax (before exceptionals and goodwill amortisation)	**309**	250
Profit before tax	**231**	245
Earnings (before exceptionals and goodwill amortisation)	**211**	100
Earnings	**135**	97
Adjusted basic earnings per share[3] (before exceptionals and goodwill amortisation)	**9.3p**	6.8p
Basic earnings per share[3]	**6.0p**	6.6p

Total Group[2]	2003 £m	2002 £m
Retail sales	**5,255**	5,086
Retail profit (before exceptionals and goodwill amortisation)	**374**	295
Profit before tax (before exceptionals and goodwill amortisation)	**342**	275
Profit before tax	**128**	266
Earnings (before exceptionals and goodwill amortisation)	**232**	119
Earnings	**(52)**	113
Adjusted basic earnings per share[3] (before exceptionals and goodwill amortisation)	**10.3p**	8.1p
Basic earnings per share[3]	**(2.3)p**	7.7p
Interim dividend per share[4]	**3.5p**	3.9p

(1) Excluding results for the demerged Kesa Electricals plc and disposed ProMarkt business
(2) Exceptional items after tax relief charged to continuing operations (£74 million) and total Group results (£280 million) are summarised on page 14
(3) Restated to reflect the recent seven-for-eight share consolidation
(4) Restated to reflect the recent seven-for-eight share consolidation; 2002 included dividend in respect of earnings from subsequently demerged electricals businesses

On a constant currency basis:

- **Home Improvement retail sales up 11.1% with like-for-like (LFL) sales up 5.5%**
- **Home Improvement retail profit ahead 25.6%, reflecting improved retail margin**
- **B&Q sales up by 11.2% (LFL 4.9%); retail profit ahead 14.8%**
- **Castorama France sales up by 2.7% (LFL 2.0%); retail profit ahead 18.9%**
- **Brico Dépôt France sales up 32.3% (LFL 14.1%); retail profit ahead by 63.1%**
- **International sales for ongoing businesses up 36.3% (LFL 11.1%); retail profit up 67.4%**
- **Integration benefits of £15 million delivered during the first half; on track to deliver full year target of £35 million**


TRANSFORMED
AND
RETAIL SALES UP 15.3%*

Kingfisher has transformed successfully into a dedicated international home improvement retailer. With retail sales for the year ended 1 February 2003 of more than £6.7 billion* and retail profit of £539 million,* the Group is Europe's leader and the global number three.

*Continuing operations

Contents

2 Market commentary/Group at a glance
4 Chairman's and Chief Executive Officer's review
8 UK
10 France
12 International
14 Other operations
15 Independent review report to Kingfisher plc
16 Consolidated profit and loss account (unaudited)
18 Consolidated balance sheet (unaudited)
19 Summary consolidated cash flow statement (unaudited)
20 Notes to the interim financial statements (unaudited)



GROWING...
RETAIL PROFIT UP 29.7%*

With 549 stores in seven countries, Kingfisher is the world's most international home improvement retailer

...THROUGH SCALE

UK & Ireland

B&Q

Number one market position
324 stores
26,636 employees
2,077,000 sq m sales space

SCREWFIX DIRECT

Number one in direct home improvement
1,538 employees

Poland

castorama

Market leading positio
17 stores
3,613 employees
163,000 sq m sales space

Germany

HORNBACH

Strategic alliance with the leading German DIY warehouse retailer

France

castorama

105 stores
13,944 employees
961,000 sq m sales space

BRICO DEPOT

57 stores
3,306 employees
267,000 sq m sales space

Joint market leading position

Italy

castorama

Growing home improvement chain
15 stores
1,550 employees
89,000 sq m sales space

Spain
First store
October 2003

Turkey
(joint venture)
5 stores
353 employees
21,800 sq m
sales space

South Korea
First store
summer 2004

China
11 stores
2,954 employees
126,000 sq m
sales space

Taiwan
(joint venture)
15 stores
1,409 employees
63,000 sq m
sales space

The Group's primary European and Asian markets showed continued growth in the first half

AND DIVERSITY

Market commentary

The Group's primary European and Asian markets showed continued growth in the first half. The UK's repair, maintenance and improvement market grew by 4.0% while the French DIY market grew by 4.8% for the six months to the end of June 2003.

Trading conditions were favourable during most of the first half, although the exceptionally hot weather across Western Europe towards the end of the second quarter caused home improvers to defer both internal and external projects. The associated slow down in sales continued into third quarter as temperatures reached record levels.

Although Asian operations felt the impact of the SARS outbreak – with consumers avoiding shops where possible and severe operational restrictions imposed on stores and staff – both China and Taiwan were formally declared virus-free in June and July respectively, with trading in both markets subsequently beginning to recover.



Retail sales by geography (£m)*


International
267.2
UK &
Ireland
2,077
France
1,173.8
UK &
Ireland
2,164.2

Selling space by geography (000s sq m)*


International
463
UK &
Ireland
324
France
1,228

Stores by geography*


International
63
France
162
UK &
Ireland
28,174

Employees by geography*†


International
9,940
France
17,250

*Ongoing Home Improvement businesses only
†Employee numbers are full-time equivalent

WELL PLACED FOR STRONG

Kingfisher's clear and ambitious vision is to be the world's best international home improvement retailer

Sir Francis Mackay
Chairman



Gerry Murphy
Chief Executive Officer

An extremely busy and productive six months combined significant strategic progress with a strong operational performance to leave Kingfisher well placed for the future.

The principal strategic achievement was the successful demerger in early July of Kesa Electricals plc onto the London Stock Exchange. It was a true landmark; the point at which Kingfisher became, for the first time in its history, a single-sector business. In addition, our withdrawal from non-core operations was almost completed during a period in which we also finalised the disposal of a portfolio of retail parks and other third party-occupied property.

THE FUTURE WITH POSITIONS IN BIG MARKETS

Operational highlights, on a constant currency basis that excludes the positive impact of translating euro-denominated sales and profit into sterling, included growth of 11.1% in Home Improvement retail sales, a 5.5% like-for-like increase, with a 25.6% increase in retail profit reflecting improved retail margin. B&Q grew sales by 11.2%, up 4.9% like-for-like, with retail profit ahead 14.8%. Castorama France grew sales by 2.7%, up 2.0% like-for-like, with retail profit growth of 18.9%. Brico Dépôt increased sales by 32.3%, up 14.1% like-for-like, with retail profit ahead 63.1%. Sales from our ongoing international businesses grew 36.3%, up 11.1% like-for-like, with retail profit climbing 67.4%.

The revitalisation of Castorama France continued with integration benefits of £15 million delivered during the period. We remain on track to achieve our £35 million full year target.

Home Improvement

A strong first half delivered a 15.3% increase in reported retail sales to £3.9 billion, with reported retail profit climbing 29.7% to £335 million.

In the UK, B&Q and Screwfix Direct delivered combined retail sales growth of 11.5% and retail profit growth of 16.3%. In France, Castorama and Brico Dépôt achieved a combined growth in euro sales of 10.7% and 31.1% growth in retail profit. The Group's ongoing international businesses in Poland, Italy, China and Taiwan continued their strong growth, with overall consolidated retail sales up 36.3% and retail profit ahead 67.4% in local currencies.

Sales growth and share gains in all major markets were driven by new stores and a 5.5% increase in like-for-like sales which, supported by competitive pricing and range development across the business, continued to be strong. Seasonal sales benefited from fine spring weather across Western Europe in the first quarter, although the subsequent record-breaking heat wave was less helpful. We opened a net 13 stores during the half, increasing worldwide selling space by 3.9%.

Retail profit growth outpaced sales growth due to continuing benefits from the Cost Price Reduction Programme, which is being extended throughout the Group, and a focus on reducing operating costs and overheads.

Net interest costs for the continuing business doubled during the half as financing the acquisition of Castorama was only partially offset by strong operational cash flow, property disposals and the transfer of debt to Kesa Electricals. Continuing pre-tax profit, before exceptional items and goodwill amortisation, was up £59 million, growth of 24%. The corporation tax rate for the Home Improvement businesses, excluding exceptional tax charges, fell from 32.8% to 32.0%.

Following the Castorama minority buy-out and subsequent elimination of minority interests, profit growth was reflected more directly in earnings and continuing adjusted basic earnings per share increased by nearly 37%.

First half exceptional charges of £76 million were primarily a consequence of the programme to withdraw from non-core

FOCUSED ON GROWING MARKET SHARE, PROFITABILITY AND

businesses. The sales of Réno-Dépôt in Canada and Castorama Belgium's last store have now been completed. The sales of Dubois Matériaux in France and NOMI in Poland have been agreed subject to final completion. In addition, the loss-making Castorama Germany business has been closed.

Total cash inflow from this programme is expected to be around £250 million in the second half. The exit of these businesses generated mostly non-cash exceptional first half charges of £58 million.

Following the demerger of Kesa Electricals, we announced a one third reduction in corporate centre staff numbers that will drive an expected annual saving of £14 million from next year. An operating exceptional charge of £10 million was taken in the first half to reflect the costs of this reorganisation.

After including exceptional items and goodwill amortisation, continuing basic earnings per share declined by 9%.

During the first half, we carried out a major review that identified a number of steps to improve Kingfisher's future return on invested capital (ROIC). These include initiatives to improve returns from existing stores and an acceleration of the programme to leverage Kingfisher's overall buying power. Investments with stronger returns will be the future priority for capital, with an overall objective to deliver both satisfactory shareholder returns and long term growth for the business.

During 2002/03 the ROIC for Kingfisher's Home Improvement business, on a proforma basis that assumes the Castorama acquisition had taken place at the beginning of the year, was 7.3%; around 1% below the Group's average cost of capital. This proforma basis assumes, however, a full year of goodwill included in invested capital but none of the integration benefits that have now started to accrue. Excluding goodwill, proforma Home Improvement ROIC during 2002/03 was 10.2%.

Total Group reported results

Total Group reported retail sales, including Kesa Electricals for the 22 weeks prior to the demerger, were up 3.3% to £5.3 billion, with retail profit ahead 27% at £374 million.

Total Group reported pre-tax profit before exceptional items and goodwill amortisation was ahead 24.5% at £342 million. Adjusted basic earnings per share before exceptional items and goodwill amortisation increased by more than 27%, reflecting the underlying growth in the business and the combined effect of last year's Castorama acquisition and associated rights issue.

First half net exceptional charges of £209 million before tax relief of £28 million were primarily due to the Kesa Electricals demerger, the withdrawal from non-core businesses and the corporate centre reorganisation. The demerger generated exceptional advisory, financing and related costs of £135 million before tax relief. Taking these into account, pre-tax profit for the total Group declined by nearly 52% to £128 million.

In addition, an exceptional tax charge of



IMPROVING RETURN ON INVESTMENT

£99 million was incurred in respect of a payment made to the French tax authorities following the demerger, although Kingfisher has been advised that the prospects for eventual recovery are good.

After taking account of the exceptional charges and goodwill amortisation, the basic loss per share was 2.3p.

Cash flow and net debt

First half cash flow was strong with operating activities generating £570 million in cash. The disposal of the retail park portfolio and third party-occupied property generated a further £788 million, and £423 million debt was demerged with Kesa Electricals. During the period, net debt fell to £883 million from a 1 February 2003 position of £1,926 million.

Dividend

An interim dividend of 3.5p will be payable to Kingfisher shareholders in November 2003. In addition, Kesa Electricals declared an interim dividend of 2.5p per Kesa Electricals share, equivalent to 0.57p per Kingfisher share and payable to shareholders in December 2003.

The interim dividend paid by Kingfisher on the Group's combined 2002/03 earnings was 3.94p, after adjusting for the seven-for-eight share consolidation which took place on demerger. The combined interim dividend from the demerged companies in the current year would be equivalent to 4.07p per Kingfisher share, representing growth of 3.3%.

However, the intention of Kesa Electricals stated in its Demerger Listing Particulars is to apportion interim and final dividends on a 25:75 basis, compared with Kingfisher's 36:64 apportionment in 2002/03. Adjusting for the lower first half apportionment by Kesa Electricals, the underlying growth in dividends payable to shareholders who retained their shares in both companies would be 9.7% combined.

Outlook

Kingfisher's clear and ambitious vision is to be the world's best international home improvement retailer – best for customers, staff, suppliers and shareholders – and with strong positions in big markets, particularly key European economies and China, the Group is very well placed for the future.

Strong and experienced management teams throughout the Group are focused on growing market share and profitability, improving return on investment and delivering real value for customers and shareholders.

While third quarter sales growth will reflect the weather-related slow down, effective management of stocks and operating costs has largely mitigated any significant impact on profit. The Board expects satisfactory progress for the year as a whole.

Sir Francis Mackay,
Chairman

Gerry Murphy,
Chief Executive

UK – THE POWER IN HOME IMPROVEMENT

Retail sales up 11.5% to more than £2.1 billion Retail profit up 16.3% to £196.6 million

	Retail sales £m 2003	Retail sales £m 2002	Retail profit £m 2003	Retail profit £m 2002
B&Q[1]	**2,057.1**	1,850.7	**186.6**	162.5
Screwfix	**107.1**	89.6	**10.0**	6.6
Total	**2,164.2**	1,940.3	**196.6**	169.1

(1) Includes e-commerce profit/(loss) in both years – H1 2003 £0.2 million (H1 2002: £(4.0) million)

B&Q

During the first half, B&Q grew sales by 11.2% to more than £2 billion, a 4.9% like-for-like increase. Retail profit grew by 14.8% to more than £186 million. The ongoing expansion in selling space, lower pricing and range innovation increased B&Q's share of the UK's repair, maintenance and improvement (RMI) market from 13.5% at the beginning of 2003 to 14.4% at the end of the first half.

A net six B&Q Warehouses were opened along with two new mini-Warehouse stores, taking the total trading to ten. Several smaller, older stores were closed and total selling space grew by 101,000 square metres, an increase of just over 5%.

During the second half of 2003, B&Q plans to open three new Warehouses and two mini-Warehouses. In addition, 16 existing B&Q Supercentres will be converted into mini-Warehouses following the success of the first four conversions, which were completed in January 2003. With attractive economics and less restrictive planning limitations, B&Q expects mini-Warehouse to account for an increasingly significant proportion of future investment in Warehouse-type stores.

The first half also saw a record level of range review activity with new ranges introduced in most categories. Particularly strong performances were seen from new bathrooms, cooling products, own label power tools and garden products.

Annualised growth of 38% in B&Q's installation service was consistent with its desire to drive additional revenue from services. Home installation is supported by two store cards – 'You Can Do It' and the 'Homeplan' card for larger projects – with more than 200,000 customer accounts now open.

B&Q's UK RMI market share %


2000
11.2
2001
12.3
2002
13.5
2003
14.4


PAINT
MIRRORS
CARPET CUT

B&Q's operating margin increased by 0.3% during the first half, principally through ongoing benefits of the Cost Price Reduction Programme, now in its fourth year, and by reduced shrinkage.

As well as continuing to invest in lowering prices for customers, range reviews and improving in-store service, B&Q is also pursuing a number of efficiency initiatives such as e-procurement and SAP replenishment, which had successful trials during the first half and are now being rolled out across the business.

B&Q Direct, which includes diy.com, enjoyed a buoyant first half. Sales were up 147% to £17.5 million as the business moved into profitability for the first time.

Screwfix Direct

Screwfix Direct, Kingfisher's specialist catalogue and internet DIY supplier to the trade, had a successful first half. Increased internet business, now 23% of total sales, helped drive strong overall sales growth of 19.5% to just over £107 million.

Cost price reductions in a number of categories improved operating margin and contributed to a 51.5% growth in retail profit to £10 million. To support Screwfix Direct's rapid growth, a new 30,000 square metre automated fulfilment centre in Stoke-on-Trent is currently under construction and is due to be operational during the first half of 2004.


13mm
HAMMER
DRILL
FMTC 760HD

Performance Power, Kingfisher's own label range of power tools, is the UK's leading power tool brand. This year, for the first time, it is also being sold in all Kingfisher's major retail businesses and in Hornbach in Germany.

FRANCE – REVITALISED AND BUILDING




castorama






BRICO
DEPOT







Retail sales up 10.7%* to nearly £1.2 billion
Retail profit up 31.1%* to nearly £96 million

*Constant currency

	Retail sales £m		Retail profit £m	
	2003	2002	**2003**	2002
Castorama(1)	**793.6**	697.4	**63.0**	47.8
Brico Dépôt	**380.2**	259.4	**32.9**	18.2
Total(2)	**1,173.8**	956.8	**95.9**	66.0

(1) Costs of the French corporate head office in Lille have been reallocated to Other operating costs in both years – H1 2003 £3.5 million (H1 2002: £7.3 million). Also restated to include e-commerce costs in both years.
(2) Excludes Dubois Matériaux
(3) H1 2003 £1 = euro 1.443, H1 2002 £1 = euro 1.600

Castorama

Castorama's first half performance saw sales rise by 2.7% in local currency to nearly £794 million, a 2.0% like-for-like increase. Retail profit grew by just under 19% in local currency to £63 million.

Range reviews and a new competitive pricing policy in the building category underpinned strong sales in gardening, building materials and bathrooms. Decorative ranges performed less strongly ahead of a major review. The short term merchandising initiatives introduced at the end of 2002 – principally promotional products near tills and at aisle ends – are estimated to have added more than 1% to first half sales.

Castorama's drive to sharpen its pricing position and the strong performance of lower margin gardening and building products contributed to a slight contraction in gross margin. The combined impact of the new pricing position and sales mix was partially offset by Cost Price Reduction Programme (CPR) benefits of £8.4 million. Operating margin improved by 1.1%, with cost savings across many product lines and improved store staff productivity driven by a new staff scheduling programme.

The revitalisation programme gathered pace during the first half under the leadership of Philippe Tible, an experienced French home improvement retailer who joined the business as Chief Executive in February 2003. A number of other senior appointments, particularly in the key buying and store operations areas, strengthened the senior management team further.

The new senior team has been focusing on four key drivers of revitalisation – price, range, merchandising and cost reduction. Significant cost reduction progress has been made, with CPR fully embedded into the business. Improving ranges is a longer term process, but initial steps have been successful with the introduction of bathroom accessories, showers and tiles. Substantially improved lighting and heating ranges were also under trial during the first half.

At the beginning of the second half, three new Castorama stores were opened with significantly improved pricing, ranging and merchandising. Initial results are encouraging with record opening sales.

Brico Dépôt

Brico Dépôt built on exceptional first quarter growth and by the end of the period had achieved strong sales growth of 32.3% in local currency to just over £380 million. Particularly strong sales were achieved in building materials, kitchens and wooden flooring.

The first half was also notable for the introduction of CPR into Brico Dépôt. An increase in overall operating margin of 1.6% was driven primarily by store productivity initiatives and scale efficiencies, helping to drive up retail profit by just over 63% in local currency to nearly £33 million.

Brico Dépôt opened two new stores during the first half, adding 10,355 square metres of selling space. Three new store openings and one relocation are scheduled for the second half.

INTERNATIONAL – STRONG PERFORMANCE AND SPREADING

Retail sales up 36.3%* to more than £267 million Retail profit up 67.4%* to £25 million

*Constant currency

	Retail sales £m		Retail profit £m	
	2003	2002	**2003**	2002
Poland	**133.9**	109.3	**17.4**	12.8
Italy	**83.6**	60.3	**6.1**	4.3
China	**49.7**	28.5	**(2.6)**	(3.2)
Taiwan[(1)]	**n/a**	n/a	**2.3**	2.4
Other int'l[(2)]	**n/a**	n/a	**1.8**	(1.7)
Total[(3)]	**267.2**	198.1	**25.0**	14.6

(1) Joint venture
(2) Includes Hornbach, Koçtas, B&Q South Korea and Brico Dépôt Spain
(3) Ongoing international businesses only

Kingfisher's international development outside its 'home' UK and French markets is focused on Europe and Asia and, specifically, in Poland, Italy, China and Taiwan where the Group is already well established with successful, growing businesses.

Castorama Poland

Castorama Poland delivered a very strong first half with total sales in local currency growing by 27.4% to nearly £134 million, up by just over 9% on a like-for-like basis.

Exceptionally cold weather during the first quarter had an impact on sales but good weather in the second quarter led to a complete recovery, encouraging customers to make delayed seasonal purchases.

All categories performed well, particularly building materials and power tools. Operating margin benefited from lower pre-opening costs and other cost savings. One new store

Castorama Poland
One new store; two scheduled in second half



Castorama Italy
One new store; three scheduled in second half



B&Q China
Three new stores; four scheduled in second half



B&Q Taiwan
Joint venture; one new store



opened during the period and a further two new store openings are scheduled for the second half.

Castorama Italy

Castorama Italy also delivered a strong first half performance, with sales ahead by just over 25% in local currency to nearly £84 million, a 13.6% like-for-like increase, and retail profit up 28.0%.

Garden products and building materials performed well, consistent with the sales pattern seen across Europe. The business also benefited from a fifteenth anniversary promotion and the introduction of new ranges, including an extension of Kingfisher's own label Performance Power range of power tools.

Operating margin improved during the half, driven primarily by scale economies and improved in-store productivity. One new store opened during the period and a further three new store openings are planned for the second half.

B&Q China

After an excellent start to the year, B&Q China experienced slower sales during the second quarter as the SARS outbreak dented consumer confidence and delayed the major home improvement projects that are a key element to the Chinese business. Sales in local currency were ahead 94.0% to £49.7 million, a 12.6% like-for-like increase, with losses falling by 9.5%.

Three new stores opened during the half, adding 36,900 square metres of selling space. B&Q expects to have 15 stores trading in China by the end of the year.

B&Q Taiwan

The impact of SARS was much more acute on B&Q Taiwan, with both store staff and customers forced to wear masks during the outbreak. But although sales suffered, operating profit in local currency held up, benefiting from the absence of the pre-opening costs incurred last year.

Other international

Kingfisher's other international businesses, which include a joint venture with the Koç Group in Turkey, improved retail profit from a loss of £1.7 million to a profit of £1.8 million. This was largely the result of a strong performance by Hornbach, the leading German DIY warehouse retailer in which Kingfisher has a 21% economic interest, but was partially offset by the initial start-up costs of Brico Dépôt in Spain, where the first store is due to open in October 2003, and B&Q in South Korea, where the first store is due to open in Seoul during summer 2004.

Koçtas Turkey
Joint venture with five stores trading



Brico Dépôt Spain
First store scheduled October 2003



B&Q South Korea
First store scheduled summer 2004



OTHER OPERATIONS

Property

Profit of £17.8 million on Kingfisher's remaining out-of-town Home Improvement properties was down 38%, reflecting the £693 million sale at the end of last year of a portfolio of retail parks. The Group now has net freehold assets of £1.6 billion of which £0.6 billion is in the UK, £0.7 billion in France and the balance spread across Poland, Italy and Asia.

Other operating costs

Operating costs have been restated to include the costs of the Lille corporate office which were previously charged against retail profit in France. Total costs fell by 19.2% to £21.9 million during the first half, reflecting the £4 million saving following the completion of the integration of the London and Lille corporate teams.

Immediately following the demerger of Kesa Electricals plc, a further reorganisation of Kingfisher's corporate centre was carried out. It reflects the Group's simplification into a single-sector home improvement retailer focused primarily on organic growth.

As a result of the reorganisation, around one third of the corporate centre team will leave the business from the end of September 2003. Savings are expected to be around £4 million for the second half, with annual savings of around £14 million expected next year. An operating exceptional charge of £10 million was taken in the first half to reflect costs associated with the reorganisation.

Discontinued operations

Kingfisher's results for the six months to 2 August 2003 include operating results of Kesa Electricals' businesses for the 22 weeks prior to the demerger. During this period, those businesses generated sales of £1.3 billion and retail profit of £38.9 million.

The comparative results for the six months to 3 August 2002 also include the results of ProMarkt, the German electricals business sold at the end of last year.

The results for discontinued operations also include exceptional charges relating to costs incurred as a result of the demerger, which are summarised below.

Exceptional charges

The following exceptional charges arose during the half.

	Continuing operations £m	Total Group £m
Demerger of Kesa Electricals	2	234
Sale of Dubois Matériaux and NOMI	52	52
Corporate centre reorganisation	10	10
Withdrawal from Brazil and Belgium	6	6
Investment in World Wide Retail Exchange	6	6
Tax relief	(2)	(28)
Total	**74**	**280**

Withdrawal from non-core businesses

Since the start of the year, Kingfisher has made progress with the disposal of the following businesses:

- Réno-Dépôt, completed 10 September 2003 for £170 million;
- Dubois Matériaux, sale announced 11 July 2003, subject to final completion, for £68 million;
- NOMI, sale announced 15 September 2003, subject to regulatory approval, for £7 million.

The closure of Castorama stores in Germany and the sale of the final store in Belgium have also been completed and steps are being taken to withdraw from the three Castorama stores in Brazil.

The operating results for these businesses for the six months to 2 August 2003 have been included within the results for continuing operations. A £58 million charge for the expected net loss on disposal of all these non-core operations has been included within non-operating exceptional items in the period, in addition to the £35 million provision last year for the closure of Castorama Germany.

Independent review report to Kingfisher plc

We have been instructed by the company to review the financial information which comprises the profit and loss account, the balance sheet, the cash flow statement and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 2 August 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
London
16 September 2003

Consolidated profit and loss account (unaudited)

For the half year ended 2 August 2003

£ millions	Notes	Half year ended 2 August 2003 Continuing operations	Discontinued operations	Total
Turnover including share of joint ventures		4,012.1	1,319.5	**5,331.6**
Less: share of joint ventures' turnover		(59.6)	(8.2)	**(67.8)**
Group turnover	1	3,952.5	1,311.3	**5,263.8**
Group operating profit		306.1	28.7	**334.8**
Share of operating profit/(loss) in:				
Joint ventures		3.8	2.3	**6.1**
Associates		7.4	2.2	**9.6**
Total operating profit including share of joint ventures and associates		317.3	33.2	**350.5**
Analysed as: *				
Home Improvement		335.3	–	**335.3**
Electrical & Furniture		–	38.9	**38.9**
Property		17.8	–	**17.8**
Other operating costs		(21.9)	–	**(21.9)**
Exceptional items – operating	2	(11.6)	(3.5)	**(15.1)**
Acquisition goodwill amortisation		(2.3)	(2.2)	**(4.5)**
Total operating profit including share of joint ventures and associates		317.3	33.2	**350.5**
Exceptional items – non-operating:	2			
Profit/(loss) on the disposal of fixed assets		0.5	–	**0.5**
Demerger costs		–	(43.2)	**(43.2)**
Loss on the sale of operations		(58.3)	–	**(58.3)**
Exceptional amounts written off fixed asset investments	2	(6.3)	–	**(6.3)**
Profit/(loss) on ordinary activities before interest		253.2	(10.0)	**243.2**
Net interest payable		(21.8)	(6.4)	**(28.2)**
Exceptional financing charges	2	–	(86.9)	**(86.9)**
Profit/(loss) on ordinary activities before tax		231.4	(103.3)	**128.1**
Taxation on ordinary activities		(96.2)	14.8	**(81.4)**
Exceptional tax	2	–	(98.5)	**(98.5)**
Profit/(loss) on ordinary activities after tax		135.2	(187.0)	**(51.8)**
Equity minority interests		(0.3)	0.5	**0.2**
Profit/(loss) attributable to the members of Kingfisher plc		134.9	(186.5)	**(51.6)**
Dividends				
Ordinary dividends on equity shares	3			**(81.1)**
Dividend in specie relating to the demerger of Kesa Electricals plc	7			**(1,592.9)**
Retained (loss)/profit for the period				**(1,725.6)**
Earnings/(loss) per share (pence)	4			
Basic		6.0		**(2.3)**
Diluted		5.9		**(2.3)**
Adjusted basic[1]		9.3		**10.3**
Adjusted diluted[1]		9.2		**10.2**

* The comparative figures have been restated for the reallocation of e-commerce sector and the costs of the Lille head office.
[1] Adjusted EPS is stated before exceptional items and goodwill amortisation.

Half year ended 3 August 2002			Year ended 1 February 2003		
Continuing operations	Discontinued operations	**Total**	Continuing operations	Discontinued operations	**Total**
3,520.5	1,671.2	**5,191.7**	6,938.6	3,930.6	**10,869.2**
(62.9)	(7.1)	**(70.0)**	(124.3)	(19.1)	**(143.4)**
3,457.6	1,664.1	**5,121.7**	6,814.3	3,911.5	**10,725.8**
247.8	29.0	**276.8**	480.1	132.6	**612.7**
(0.9)	2.7	**1.8**	4.0	5.7	**9.7**
2.9	2.3	**5.2**	8.0	4.4	**12.4**
249.8	34.0	**283.8**	492.1	142.7	**634.8**
258.6	–	**258.6**	539.2	–	**539.2**
–	36.2	**36.2**	–	157.4	**157.4**
28.6	–	**28.6**	58.5	–	**58.5**
(27.1)	–	**(27.1)**	(56.2)	–	**(56.2)**
(7.2)	–	**(7.2)**	(42.0)	(9.6)	**(51.6)**
(3.1)	(2.2)	**(5.3)**	(7.4)	(5.1)	**(12.5)**
249.8	34.0	**283.8**	492.1	142.7	**634.8**
5.2	(1.1)	**4.1**	144.2	(1.2)	**143.0**
–	–	**–**	–	(11.8)	**(11.8)**
–	–	**–**	(34.8)	(193.6)	**(228.4)**
–	–	**–**	–	–	**–**
255.0	32.9	**287.9**	601.5	(63.9)	**537.6**
(10.1)	(11.5)	**(21.6)**	(20.9)	(22.6)	**(43.5)**
–	–	**–**	–	–	**–**
244.9	21.4	**266.3**	580.6	(86.5)	**494.1**
(80.0)	(5.0)	**(85.0)**	(195.8)	(27.5)	**(223.3)**
–	–	**–**	–	–	**–**
164.9	16.4	**181.3**	384.8	(114.0)	**270.8**
(68.4)	0.5	**(67.9)**	(99.3)	(1.8)	**(101.1)**
96.5	16.9	**113.4**	285.5	(115.8)	**169.7**
		(89.3)			**(244.0)**
		–			**–**
		24.1			**(74.3)**
6.6		**7.7**	15.4		**9.1**
6.4		**7.6**	15.1		**8.9**
6.8		**8.1**	13.4		**19.0**
6.6		**7.9**	13.2		**18.7**

Consolidated balance sheet (unaudited)

As at 2 August 2003

£ millions	Notes		2 August 2003		3 August 2002		1 February 2003
Fixed assets							
Goodwill			**2,495.3**		299.7		2,651.5
Tangible assets			**2,524.1**		3,505.5		3,040.9
Investments in joint ventures							
– share of gross assets		**59.9**		169.7		190.1	
– share of gross liabilities		**(39.5)**	**20.4**	(139.8)	29.9	(158.1)	32.0
Investments in associates			**122.2**		91.4		131.1
Other investments			**114.8**		149.3		146.1
			5,276.8		4,075.8		6,001.6
Current assets							
Development work in progress			**–**		50.6		5.1
Stocks			**1,219.6**		1,683.6		1,630.1
Debtors			**447.4**		692.4		1,431.4
Investments			**32.3**		74.7		145.7
Cash at bank and in hand			**100.7**		2,127.8		98.5
			1,800.0		4,629.1		3,310.8
Creditors							
Amounts falling due within one year			**(2,263.2)**		(2,929.0)		(3,245.5)
Net current (liabilities)/assets			**(463.2)**		1,700.1		65.3
Total assets less current liabilities			**4,813.6**		5,775.9		6,066.9
Creditors							
Amounts falling due after more than one year			**(665.7)**		(621.5)		(1,528.4)
Provisions for liabilities and charges			**(38.8)**		(49.1)		(53.7)
			4,109.1		5,105.3		4,484.8
Called up share capital			**364.1**		348.6		359.3
Reserves	8		**3,742.1**		4,027.2		4,103.2
Equity shareholders' funds			**4,106.2**		4,375.8		4,462.5
Equity minority interests			**2.9**		729.5		22.3
			4,109.1		5,105.3		4,484.8

Approved by the Board

Helen Weir
Director
16 September 2003

Summary consolidated cash flow statement (unaudited)

For the half year ended 2 August 2003

£ millions	Notes	**Half year ended 2 August 2003**	Half year ended 3 August 2002	Year ended 1 February 2003
Net cash inflow from operating activities	5	**569.4**	444.8	895.0
Dividends received from joint ventures		**1.5**	3.6	6.9
Returns on investment and servicing of finance				
Net interest paid		**(39.9)**	(30.8)	(47.6)
Exceptional financing charges		**(111.2)**	–	–
Dividends paid by subsidiaries to minorities		**–**	(33.0)	(33.3)
Net cash outflow from returns on investment and servicing of finance		**(151.1)**	(63.8)	(80.9)
Taxation				
Tax paid		**(125.8)**	(73.0)	(170.9)
Capital expenditure and financial investment				
Net sale/(purchase) of fixed assets		**593.4**	(81.3)	(253.0)
Net sale/(purchase) of investments		**14.9**	(16.1)	(17.4)
Net cash inflow/(outflow) from capital expenditure and financial investment		**608.3**	(97.4)	(270.4)
Acquisitions and disposals				
Purchase of subsidiary and business undertakings		**(57.8)**	(23.7)	(3,152.3)
Sale of subsidiary and business undertakings		**(39.2)**	–	(35.9)
Purchase of associated undertakings and joint ventures		**(1.8)**	–	(36.2)
Cash acquired on purchase of subsidiary		**–**	–	5.2
Non-operating exceptional demerger costs		**(33.6)**	–	(11.8)
Issues of shares by Group companies to minority shareholders		**–**	6.7	19.3
Net cash outflow from acquisitions and disposals		**(132.4)**	(17.0)	(3,211.7)
Equity dividends paid to shareholders		**(75.8)**	(97.0)	(139.1)
Net cash inflow/(outflow) before use of liquid resources and financing		**694.1**	100.2	(2,971.1)
Management of liquid resources				
Net movement in short term deposits		**13.0**	246.6	268.8
Net movement in short term investments		**(52.9)**	100.6	30.8
Net cash (outflow)/inflow from management of liquid resources		**(39.9)**	347.2	299.6
Financing				
Issue of ordinary share capital		**1.1**	1,912.5	2,014.4
Rights issue costs		**–**	–	(43.9)
Capital element of finance lease rental payments		**(6.5)**	(6.3)	(13.5)
Net movement in loans		**(519.4)**	(297.4)	634.7
Net cash (outflow)/inflow from financing		**(524.8)**	1,608.8	2,591.7
Increase/(decrease) in cash	6	**129.4**	2,056.2	(79.8)

Notes to the interim financial statements (unaudited)

1 Turnover

£ millions	**Half year ended 2 August 2003**	Half year ended 3 August 2002	Year ended 1 February 2003
Retail sales from continuing operations	**3,944.0**	3,421.9	6,757.2
Third party rental income	**6.4**	18.8	34.4
Property development sales	**2.1**	16.9	22.7
Property turnover	**8.5**	35.7	57.1
Continuing operations turnover	**3,952.5**	3,457.6	6,814.3
Discontinued operations retail sales	**1,311.3**	1,664.1	3,911.5
Total turnover	**5,263.8**	5,121.7	10,725.8

2 a) Operating exceptional items

£ millions	**Half year ended 2 August 2003**	Half year ended 3 August 2002	Year ended 1 February 2003
Continuing operations			
Group restructuring	**(9.8)**	(3.3)	(18.1)
Demerger costs	**(1.8)**	–	–
Impairment of goodwill	**–**	(3.9)	(23.9)
	(11.6)	(7.2)	(42.0)
Discontinued operations			
Demerger costs	**(3.5)**	–	–
Darty anti-competitive fine	**–**	–	(9.6)
	(3.5)	–	(9.6)
Total	**(15.1)**	(7.2)	(51.6)

Exceptional group restructuring costs of £9.8m include the costs of restructuring the Kingfisher plc head office following the demerger of Kesa Electricals plc and additional costs relating to the integration of the head offices in London and Lille.

Demerger costs of £5.3m relate to incremental internal costs directly attributable to the demerger.

Prior year group restructuring costs include costs of integrating the London and Lille head offices following the buyout of the minority interests in Castorama Dubois Investissement S.C.A; and the cost of closing the Group's property management function.

Prior year impairment of goodwill included £3.9m in respect of investments in joint ventures.

b) Non operating exceptionals

£ millions	**Half year ended 2 August 2003**	Half year ended 3 August 2002	Year ended 1 February 2003
Continuing operations			
Provisions for loss on the sale of operations	**(58.3)**	–	(34.8)
Profit on disposal of properties	**0.5**	5.2	144.2
	(57.8)	5.2	109.4
Discontinued operations			
Demerger costs	**(43.2)**	–	(11.8)
Loss on the sale of ProMarkt	**–**	–	(193.6)
Loss on disposal of properties	**–**	(1.1)	(1.2)
	(43.2)	(1.1)	(206.6)
Total	**(101.0)**	4.1	(97.2)

Provisions for loss on the sale of operations amounting to £58.3m for the half year ended 2 August 2003 relate to the disposals of non-core DIY businesses; Réno-Dépôt in Canada, NOMI in Poland, Dubois Matériaux in France, Castorama Brazil and Castorama Belgium.

Demerger costs of £43.2m (2002: £11.8m) relate to external costs, principally professional advisors' and commitment fees, directly attributable to the demerger.

The prior year continuing operations provision for loss on sale of operations relates to the closure of Castorama Germany.

The prior year continuing operations profit on disposal of properties includes profit arising on the disposal of the Group's third party UK property portfolio for proceeds of £693m.

c) Other exceptional charges

Exceptional financing charges include costs of restructuring the Group's debt arising directly as a result of the demerger less a gain arising on unwinding an interest rate swap directly associated with the debt. They also include an exceptional cost of £83.1m (before tax relief) relating to part of a forward currency exchange contract that was no longer required once the separation of Kesa Electricals by demerger was confirmed.

Exceptional tax charges of £98.5m relate to charges imposed by the French tax authorities as a consequence of the demerger. The Group intends to pursue a claim for the recovery of the tax paid and has been advised that its risk of being ultimately liable for this amount is low.

Exceptional amounts written off fixed asset investments relate to the Group's investment in the World Wide Retail Exchange, a company providing an independent online e-marketplace for products and services.

3 Dividends

An interim dividend of 3.5p amounting to £81.1m will be paid on 14 November 2003 to shareholders on the Register at 26 September 2003. A scrip dividend will be offered and forms of election will be sent to shareholders on 7 October 2003.

The 2002 interim dividend of 3.94p (3.45p before adjustment for the consolidation of shares – see Note 4) amounting to £89.3m was paid in respect of earnings that included the now demerged Kesa Electricals businesses. Kesa Electricals plc will be paying a dividend in respect of its earnings for the current period.

4 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the ESOP which are treated as cancelled.

The weighted average number of shares has been adjusted for the share consolidation which took place on 7 July 2003 when the ordinary shares of 13.75p were consolidated on a seven-for-eight basis into ordinary shares of 15⁵/₇p.

The weighted average number of shares in issue during the period was 2,263.7m (2002: 1,468.9m) and the diluted weighted average number of shares in issue during the period was 2,274.4m (2002: 1,476.5m).

Supplementary earnings per share are presented. These exclude the effects of operating and non-operating exceptional items and acquisition goodwill amortisation to allow comparison to the prior year.

a) Continuing operations

Earnings per share for continuing operations is presented in order to provide a more meaningful comparison.

The calculation of basic earnings per share for continuing operations is based on the profit on ordinary activities, after taxation and minority interests, of £134.9m (2002: £96.5m). The diluted earnings per share for continuing operations is based on the diluted profit on ordinary activities, after taxation and minority interests, of £134.9m (2002: £94.7m).

The difference between the basic and diluted earnings per share and the basic adjusted and diluted adjusted earnings per share is reconciled as follows:

Pence per share	**Half year ended 2 August 2003**	Half year ended 3 August 2002	Year ended 1 February 2003
Basic earnings per share	**6.0**	6.6	15.4
Earnings per share relating to exceptional items	**3.2**	–	(2.4)
Earnings per share relating to acquisition goodwill amortisation	**0.1**	0.2	0.4
Basic adjusted earnings per share	**9.3**	6.8	13.4
Diluted earnings per share	**5.9**	6.4	15.1
Earnings per share relating to exceptional items	**3.2**	–	(2.3)
Earnings per share relating to acquisition goodwill amortisation	**0.1**	0.2	0.4
Diluted adjusted earnings per share	**9.2**	6.6	13.2

b) Total Group

The calculation of basic earnings per share for the total Group is based on the loss on ordinary activities, after taxation and minority interests, of £(51.6)m (2002: profit £113.4m). The diluted earnings per share for the total Group is based on the diluted loss on ordinary activities, after taxation and minority interests, of £(51.6)m (2002: profit £111.6m).

The difference between the basic and diluted earnings per share and the basic adjusted and diluted adjusted earnings per share is reconciled as follows:

Pence per share	Half year ended 2 August 2003	Half year ended 3 August 2002	Year ended 1 February 2003
Basic earnings per share	**(2.3)**	7.7	9.1
Earnings per share relating to exceptional items	**12.4**	0.1	9.3
Earnings per share relating to acquisition goodwill amortisation	**0.2**	0.3	0.6
Basic adjusted earnings per share	**10.3**	8.1	19.0
Diluted earnings per share	**(2.3)**	7.6	8.9
Earnings per share relating to exceptional items	**12.3**	–	9.2
Earnings per share relating to acquisition goodwill amortisation	**0.2**	0.3	0.6
Diluted adjusted earnings per share	**10.2**	7.9	18.7

5 Reconciliation of cashflow from operating activities

£ millions	Half year ended 2 August 2003	Half year ended 3 August 2002	Year ended 1 February 2003
Group operating profit	**334.8**	276.8	612.7
Impairment charge	**–**	–	20.0
Depreciation and amortisation	**97.5**	97.9	221.6
	432.3	374.7	854.3
Decrease in development work in progress	**5.1**	10.9	56.4
Increase in stocks	**(87.2)**	(96.7)	(100.1)
Decrease in debtors	**86.9**	118.2	58.2
Increase in creditors	**123.4**	30.1	20.9
Loss on disposal of fixed assets	**8.9**	7.6	5.3
Net cash inflow from operating activities	**569.4**	444.8	895.0

Depreciation and amortisation shown above includes £67.6m in respect of the Group's continuing operations (2002: £62.6m; and £144.6m for the year ended 1 February 2003).

6 Reconciliation of net borrowings

Net (debt)/cash at the period end date is analysed as follows:

£ millions	Half year ended 2 August 2003	Half year ended 3 August 2002	Year ended 1 February 2003
Net debt at start of period	**(1,926.4)**	(1,044.2)	(1,044.2)
Increase/(decrease) in cash	**129.4**	2,056.2	(79.8)
Debt in subsidiary becoming a joint venture	**–**	172.3	172.3
Net movement in short term deposits	**(13.0)**	(246.6)	(268.8)
Net movement in investments	**52.9**	(100.6)	(30.8)
Decrease in market value of investments	**–**	(0.1)	–
Debt demerged with Kesa Electricals plc	**423.0**	–	–
Amortisation of underwriting and issue costs	**(1.5)**	–	(6.5)
Net movement in loans	**525.9**	303.7	(613.2)
Foreign exchange effects	**(73.1)**	(11.9)	(55.4)
Net (debt)/cash at end of period	**(882.8)**	1,128.8	(1,926.4)

Included in the Group's net debt balances at 2 August 2003 is cash of £nil (2002: £81.7m) which is pledged to meet certain insurance liabilities.

7 Demerger of Kesa Electricals plc

The demerger of Kesa Electricals plc was completed on 7 July 2003. A financial summary of the net assets of the demerged group at demerger date are as follows:

£ millions	
Fixed assets	754.6
Investments	40.7
Stocks	561.2
Other current assets	236.6
Creditors	(792.2)
Minority interests	(15.3)
Net assets of Kesa Electricals at demerger	785.6
Goodwill resurrected on demerger	1,230.3
Debt transferred on demerger	(423.0)
Dividend in specie	1,592.9

8 Reserves

The movement in the Group's consolidated reserves in the period to 2 August 2003 is summarised as follows:

	Share Premium Account	Revaluation Reserve	Non-Distributable Reserve	Profit and loss account	Total
At 1 February 2003	2,155.2	165.8	159.0	1,623.2	4,103.2
Shares issued under option schemes	1.0	–	–	–	1.0
Scrip dividend alternative	(4.8)	–	–	82.3	77.5
Loss for the financial period	–	–	–	(51.6)	(51.6)
Ordinary dividends on equity shares	–	–	–	(81.1)	(81.1)
Dividend in specie relating to demerger of Kesa Electricals plc	–	–	–	(1,592.9)	(1,592.9)
Goodwill resurrected on demerger of Kesa Electricals plc	–	–	–	1,230.3	1,230.3
Realised revaluation surplus	–	(9.3)	–	9.3	–
Unrealised surplus on revaluation of properties	–	2.2	–	–	2.2
Net foreign exchange adjustments	–	–	–	26.4	26.4
Tax on exchange adjustments	–	–	–	27.1	27.1
At 2 August 2003	**2,151.4**	**158.7**	**159.0**	**1,273.0**	**3,742.1**

9 Accounting policies

Accounting policies have been consistently applied on the basis set out in the Group's financial statements for the year ended 1 February 2003.

10 Full year comparatives

The results for the year to 1 February 2003 are based on full audited accounts which were filed with the Registrar of Companies and on which the auditors made a report under section 235 of the Companies Act 1985 which does not contain a statement under sections 237 (2) or (3) of the Companies Act 1985 and is unqualified.

11 Shareholder information

Additional copies of this report are available from Kingfisher plc, 3 Sheldon Square, Paddington, London W2 6PX.

The results can also be accessed online at www.kingfisher.com/shareholder as well as other shareholder information.

Timetable of events

24 September 2003	Ex-dividend date
26 September 2003	Record date for interim dividend
7 October 2003	Posting of scrip dividend circular and forms of election
29 October 2003	Final date for receipt of forms of election
13 November 2003	Date for posting of certificates for new shares
14 November 2003	Date for payment of interim dividend

Shareholders now have the opportunity to buy or sell Kingfisher shares by telephone using a low cost share dealing facility operated by Kingfisher's Registrar, Computershare Investor Services PLC. Commission is charged at 1% (minimum charge of £15 per transaction). Telephone: 0870 703 0084

For a copy of the terms and conditions of this service and for any queries regarding the administration of your shareholding, please contact the Company's Registrar at the following address:
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH

WWW.KINGFISHER.COM

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Kingfisher plc
3 Sheldon Square
Paddington
London W2 6PX
+44 (0)20 7372 8008